U S A   V I D E O   I N T E R A C T I V E   C O R P.

September 24th, 2010

US Securities and Exchange Commission

450 Fifth Street NW

Washington, DC

20549

Attention:  Lisa Sellars, Division of Corporation Finance

Dear Sirs:

Re:

USA Video Interactive Corp.

Item 4.01 Form 8-K

Filed August 16, 2010

File No. 000-29651

We are writing in response to your letter dated August 17th, 2010.  With respect to your comments, we advise as follows:

Item 4.01 Form 8-K Filed August 16, 2010

1.

We have amended the disclosure to include both fiscal 2009 and fiscal 2008.

2.

We have amended the disclosure to include the two most recent fiscal years and the subsequent interim period.

3.

We have updated the disclosure to disclose the material weaknesses in our internal controls as reported in our Form 10-K for the years ended December 31, 2008 and 2009.

4.

We have updated the disclosure to reflect the two most recent years and the subsequent interim period.

5.

An updated letter from JABCO has been attached to the amended Form 8-K as an exhibit.

We confirm that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

USA VIDEO INTERACTIVE CORP.

“Anton  J. Drescher”

Anton (Tony) J. Drescher

Director

#507, 837 West Hastings Street

((604) 685-1017

Vancouver, BC   V6C 3N6

Fax (604) 685-5777